                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
       EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002


                                       OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
       SECURITIES EXCHANGE ACT OF 1934

           For the transition period from _____________ to ___________


  Commission file number 333-60203



         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                             Abercrombie & Fitch Co.
                           Savings and Retirement Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             Abercrombie & Fitch Co.
                                 6301 Fitch Path
                             New Albany, Ohio 43054





                          Index to Exhibits on page 16

                              REQUIRED INFORMATION


                  The following financial statements and supplemental schedule for the Abercrombie & Fitch Co. Savings and Retirement Plan are being filed herewith:


Description                                                           Page No.
-----------                                                           --------

Index to Financial Statements                                          Page 3

Audited Financial Statements:
----------------------------

Report of Independent Public Accountants                               Page 4

Statements of Net Assets Available for                                 Page 5
  Benefits at December 31, 2002 and 2001

Statements of Changes in Net Assets Available                          Page 6
  for Benefits for the Years Ended
  December 31, 2002 and 2001

Notes to Financial Statements                                          Pages 7
                                                                     through 13

Supplemental Schedule:
---------------------

Schedule of Assets Held at                                             Page 14
  End of Year December 31, 2002


                  The following exhibits are being filed herewith:


Exhibit No.                Description                                Page No.
-----------                -----------                                --------

     1            Consent of Independent Public                        Page 17
                  Accountants

    99.1          Certification of Financial                           Page 18
                  Statements

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
REPORT ON AUDITS OF FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2002 AND 2001 AND
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002
------------------------------------------------------------------------------




                          INDEX TO FINANCIAL STATEMENTS



Report of Independent Public Accountants...............................4

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits........................5

Statements of Changes in Net Assets Available for Benefits.............6

Notes to Financial Statements..........................................7

SUPPLEMENTAL SCHEDULE

Schedule of Assets Held at End of Year.................................14

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
Abercrombie & Fitch Co. and the
Plan Administrator of the Abercrombie
& Fitch Co. Savings and Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of the Abercrombie & Fitch Co. Savings and Retirement Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/ ARY, ROEPCKE & MULCHAEY, P.C.


Columbus, Ohio
June 27, 2003

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


                                                        2002                 2001
                                                     -----------          -----------
ASSETS:

Investments                                          $14,976,726          $13,647,159

Cash                                                       7,106                  243

Receivable for contributions:
     Employer                                          2,669,633            2,190,604
     Participants                                         51,499               80,267
                                                     -----------          -----------

         Total receivable for contributions            2,721,132            2,270,871
                                                     -----------          -----------

Due from broker                                              120                4,126

Accrued earnings                                           6,463                6,214
                                                     -----------          -----------

NET ASSETS AVAILABLE FOR BENEFITS                    $17,711,547          $15,928,613
                                                     ===========          ===========


   The accompanying notes are an integral part of these financial statements.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
------------------------------------------------------------------------------


                                                     2002                   2001
                                                  -----------            -----------
ADDITIONS:

Investment Income:
     Net depreciation in fair
         value of investments                    $ (2,948,422)          $ (1,262,966)
     Mutual funds' earnings                           141,289                109,018
     Common collective trust's earnings               202,528                157,717
     Interest                                          12,928                 13,277
                                                 ------------           ------------

         Total investment loss                     (2,591,677)              (982,954)
                                                 ------------           ------------

Contributions:
     Employer                                       3,609,044              2,973,896
     Participants                                   2,260,681              1,775,675
     Rollovers                                        322,423                481,752
                                                 ------------           ------------

         Total contributions                        6,192,148              5,231,323
                                                 ------------           ------------

         Total additions                            3,600,471              4,248,369
                                                 ------------           ------------

DEDUCTIONS:

     Distributions to participants                  1,835,989                647,915
     Defaulted participant loans                      (19,712)               (29,660)
     Administrative expenses                            1,260                    970
                                                 ------------           ------------

         Total deductions                           1,817,537                619,225
                                                 ------------           ------------

Net increase                                        1,782,934              3,629,144

Net assets available for plan benefits:
     Beginning of year                             15,928,613             12,299,469
                                                 ------------           ------------

     End of year                                 $ 17,711,547           $ 15,928,613
                                                 ============           ============


   The accompanying notes are an integral part of these financial statements.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
----------------------------------------------------------------------------

(1)      DESCRIPTION OF THE PLAN

         GENERAL

         The Abercrombie & Fitch Co. Savings and Retirement Plan (the "Plan") is a defined contribution plan covering certain employees of Abercrombie & Fitch Co. (the "Employer"). Employees are eligible to participate in the Plan if they are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service. Prior to January 1, 2001, employees who had a base salary or wages of $100,000 or more were not eligible to participate in the 401(k) portion of the Plan.

         The Plan was amended effective January 1, 2001, to change the eligibility for the 401(k) portion of the Plan as noted above.

         Effective January 1, 2002, the Plan was amended to among other things include retroactive changes required by applicable federal law for the Plan to remain tax-qualified under the Internal Revenue Code.

         The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

         CONTRIBUTIONS

         EMPLOYER'S CONTRIBUTION:

         The Employer may provide a non-service related retirement contribution of 4% of annual compensation up to the Social Security wage base and 7% of annual compensation thereafter, and a service related retirement contribution of 1% of annual compensation for participants who have completed five or more years of vesting service as of the last day of the Plan year. Participants who complete 500 hours of service during the Plan year and are participants on the last day of the Plan year are eligible. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under
         Section 401(a)(17) of the Internal Revenue Code. The annual compensation limit for the Plan years ended December 31, 2002 and 2001 was $200,000 and $170,000, respectively.

         The Employer may also provide a matching contribution of 100% of the participant's voluntary contributions up to 3% of the participant's total annual compensation (basic deferral).

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
------------------------------------------------------------------------------

(1)      DESCRIPTION OF THE PLAN (CONTINUED)

         PARTICIPANT'S VOLUNTARY CONTRIBUTIONS:

         A participant may elect to make a voluntary tax-deferred contribution of 1% to 15% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Internal Revenue Code adjusted annually ($11,000 at December 31, 2002). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Internal Revenue Code.

         INVESTMENT OPTIONS

         The participants direct the investment of both their own and the Employer's contributions into various investment options offered by the Plan. The Plan currently offers one common collective trust, eight mutual funds, and the Employer's common stock as investment options.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contributions and allocations of 1) the Employer's contributions, 2) investment earnings, and 3) administrative expenses. Allocations are based on the participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING

         A participant is fully and immediately vested for voluntary and rollover contributions and is credited with a year of vesting service in the Employer's contributions for each Plan year that the participant is credited with at least 500 hours of service. A summary of vesting percentages in the Employer's contributions follows:

         Years of Vested Service                         Percentage
         -----------------------                         ----------
         Less than 1 year                                     0%
         1 year, but less than 2 years                       20
         2 years, but less than 3 years                      40
         3 years, but less than 4 years                      60
         4 years, but less than 5 years                      80
         5 years or more                                    100

         PAYMENT OF BENEFITS

         The full value of a participant's account becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, a participant's account to the extent vested, becomes payable. Those participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan until age 65. All benefits will be paid as a lump-sum distribution. Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
------------------------------------------------------------------------------

(1)      DESCRIPTION OF THE PLAN (CONTINUED)

         fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan specified by the participant.

         A participant who is fully vested in his or her account and who has participated in the Plan for at least five years may obtain an in-service withdrawal from his or her account based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

         PARTICIPANT LOANS

         Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account for a term of not more than five years, except where the proceeds of the loan are used to purchase the principal residence of the participant, in which case the loan may be for no more than twenty years. All loans become due and payable in full upon a participant's termination of employment with the employer, unless arrangements are made that the loan is to be repaid by direct deposit to the Trustee from a checking account of the borrower. The borrowing constitutes a separate earmarked investment of the participant's account. Interest on the borrowing is based on the customary rate for similar loans within the geographic area in which the Plan is administered.

         AMOUNTS ALLOCATED TO PARTICIPANTS WITHDRAWN FROM THE PLAN

         The vested portion of net assets available for benefits allocated to participants withdrawn from the Plan was $8,134 and $1,215 as of December 31, 2002 and 2001, respectively.

         FORFEITURES

         Forfeitures are used to reduce the Employer's required contributions. Forfeitures of $261,972 and $216,940 were used to reduce contributions for the years ended December 31, 2002 and 2001, respectively.

         EXPENSES

         Administrative expenses may be paid by the Plan unless the Employer elects to pay such expenses. Administrative expenses of the Plan for 2002 and 2001 were paid by the Employer except for the loan administration fee, which is allocated to the borrowing participant's account.

         Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan's assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

(2)      SUMMARY OF ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

         ESTIMATES

         The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

         RISKS

         The Plan provides for the various investment options as described in
         Note 1. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

         INCOME RECOGNITION

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         INVESTMENT VALUATION

         Mutual funds are stated at fair value as determined by quoted market price, which represents the net asset value of shares held by the Plan at year end. Common stocks are valued as determined by quoted market price. The common collective trusts are valued on a daily basis. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date.

         NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

         Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

         BENEFIT PAYMENTS

         Benefits are recorded when paid.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
------------------------------------------------------------------------------

(3)      INVESTMENTS

         The Plan's investments are held by Merrill Lynch Trust Company, as trustee of the Plan. The following table presents balances as of December 31, 2002 and 2001 for the Plan's current investment options. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                                       2002                  2001
                                                                   ------------          ------------
         Investments at fair value as determined by:
              QUOTED MARKET PRICE:
                  Common stock:
                    Abercrombie & Fitch Co., Class A               $    694,230          $    799,605
                                                                   ------------          ------------

                  Mutual funds:
                    Merrill Lynch Fundamental Growth
                      Fund, Class D                                   2,848,188             3,265,440
                    Merrill Lynch S&P 500 Index Fund,
                      Class A                                         3,156,281             3,196,638
                    Van Kampen Emerging Growth
                      Fund, Class A                                   1,100,120               893,979
                    Other                                             2,884,673             2,064,432
                                                                   ------------          ------------

                      Total mutual funds                              9,989,262             9,420,489
                                                                   ------------          ------------

                      Total quoted market price                      10,683,492            10,220,094
                                                                   ------------          ------------

              ESTIMATED FAIR VALUE:
                  Common collective trust:
                    Merrill Lynch Retirement Preservation
                      Trust                                           4,123,047             3,284,570
                  Participant loans                                     170,187               162,207
                  Reserve for defaulted loans                              --                 (19,712)
                                                                   ------------          ------------

                           Total estimated fair value                 4,293,234             3,427,065
                                                                   ------------          ------------

                      Total investments at fair value              $ 14,976,726          $ 13,647,159
                                                                   ============          ============


         Net appreciation (depreciation) in the fair value of the Plan's investments (including investments bought, sold, and held during the year) for the years ended December 31, 2002 and 2001, is set forth below:

                                                                       2002                  2001
                                                                   ------------          ------------
         Investments at fair value as determined by:
              QUOTED MARKET PRICE:
                  Common stock                                     $  (196,924)          $   165,717
                  Mutual funds                                      (2,751,498)           (1,428,683)
                                                                   -----------           -----------
                                                                   $(2,948,422)          $(1,262,966)
                                                                   ===========           ===========


ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
------------------------------------------------------------------------------

(4)      TAX STATUS

         The Internal Revenue Service has determined and informed the Employer by a letter dated August 26, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(5)      PLAN ADMINISTRATION

         A Committee, the members of which are appointed by the Board of Directors of the Employer, administers the Plan.

(6)      PLAN TERMINATION

         Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue their contributions at any time. The Employer has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

(7)      PARTIES-IN-INTEREST

         Merrill Lynch Trust Company, trustee of the Plan and its subsidiaries and affiliates, maintain and manage certain of the investments of the Plan for which the Plan is charged.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
------------------------------------------------------------------------------

(8)      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:


                                                         2002           2001
                                                     -----------    -----------
              Net Assets Available for Benefits
                  Per the Financial Statements       $17,711,547    $15,928,613
              Amounts Allocated to Withdrawing
                  Participants                            (8,134)        (1,215)
                                                     -----------    -----------

              Net Assets Available for Benefits
                  Per Form 5500                      $17,703,413    $15,927,398
                                                     ===========    ===========


         The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

              Benefits Paid to Participants Per the Financial
                  Statements                                        $ 1,835,989
              Amounts Allocated to Withdrawing Participants:
                  At December 31, 2002                                    8,134
                  At December 31, 2001                                   (1,215)
                                                                    -----------

              Benefits Paid to Participants Per Form 5500           $ 1,842,908
                                                                    ===========


         Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(9)      SUBSEQUENT EVENTS

         Subsequent to December 31, 2002, the Plan, among other things: 1) changed its trustee to Fidelity Management Trust Company; 2) sold the investments in the Plan, except the common stock, and reinvested in like investments; 3) changed the Employer matching contributions to 100% of the first 3% and 50% of the next 2% of the participant's compensation contributed to the Plan; 4) fully vested participants in the Employer's matching contribution; 5) changed the eligibility requirement for participation in the retirement contribution to 1,000 hours of service; and 6) changed the retirement contribution to 5% of eligible compensation up to the social security wage base and 8% of eligible compensation in excess of the social security wage base.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
EIN #31-1469076   PLAN #001
SCHEDULE H - LINE 4I
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2002
------------------------------------------------------------------------------

(a)                     (b)                                     (c)                         (d)               (e)

                                                          Description of
                                                       investment including
                Identity of issuer,                     maturity date, rate                  (1)
               borrower, lessor, or                  of interest, collateral,                              Current
                similar party                         par or maturity value                  Cost           Value
          --------------------------------     -------------------------------------         ----          --------
 *        Abercrombie & Fitch Co., Class A     Common stock - 33,931.0898 shares                         $    694,230

 *        Merrill Lynch Retirement             Common collective trust - 4,123,046.9459                     4,123,047
          Preservation Trust                   shares

 *        Merrill Lynch S&P 500 Index Fund,    Mutual fund - 293,334.6327 shares                            3,156,281
          Class A

 *        Merrill Lynch Fundamental Growth     Mutual fund - 224,266.7475 shares                            2,848,188
          Fund, Class D

 *        Merrill Lynch Basic Value Fund,      Mutual fund - 35,071.2875 shares                               816,459
          Class D

          Dreyfus Premier Balanced Fund,       Mutual fund - 52,548.0342 shares                               556,484
          Class A

          Pimco Total Return Fund, Class A     Mutual fund - 78,484.8870 shares                               837,433

          Lord Abbett Developing Growth        Mutual fund - 18,484.2915 shares                               196,673
          Fund, Class P

          Van Kampen Emerging Growth Fund,     Mutual fund - 38,928.5240 shares                             1,100,120
          Class A

          ING International Value Fund,        Mutual fund - 46,416.3046 shares                               477,624
          Class A

          Participant Loans                    Interest 5.25% - 10.50%                                        170,187

* Represents a party-in-interest

(1) Cost information omitted - investment is part of an individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.



          The accompanying notes are an integral part of this schedule.

SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act
         --------
of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                           ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN


Date: June 30, 2003        By:   /S/ Wesley S. McDonald
                                -------------------------------------

                             ABERCROMBIE & FITCH CO.
                           SAVINGS AND RETIREMENT PLAN
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2002


                                INDEX TO EXHIBITS
                                -----------------

Exhibit No.         Description                                        Page No.
-----------         -----------                                        --------

    1               Consent of Independent Public Accountants             17

   99.1             Certification of Financial Statements                 18